Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

Gasthalter & Company
March 8, 2023

Corporate Speakers

•	Vonn Christenson; ZeroNox; Co-Founder, CEO
•	Robert Cruess; ZeroNox; President
•	Yana Watson Kakar; Growth for Good Acquisition Corp.; CEO

PRESENTATION

Operator^ To all lines on [hold], we appreciate your patience. Please continue to standby. Please standby. Your program is about to being.

Welcome to ZeroNox Inc. and the Growth for Good Acquisition Corporation Conference Call and Webcast. We appreciate everyone joining us today. Please note that the press release issued this morning and related SEC documents can be found on the Growth for Good Acquisition Corporation’s website at www.gforginvestment.com as well as the SEC website at www.sec.gov.

In addition, the investor deck that will be presented as part of today’s discussion has been posted on www.zeronox.com and www.gforginvestment.com. Please review the disclaimers included in the investor deck.

I would like to first remind everyone that this call may contain forward-looking statements including but not limited to: ZeroNox’s and the Growth for Good Acquisition Corporation’s expectations or predictions of financial and business performances and conditions, expectations or assumptions as the completion of the proposed transaction between the parties, product development and performance and the industry outlook among others. Forward-looking statements are inherently subject to risk, uncertainties and assumptions, and they're not guarantees of performance.

I will encourage you to read the press release issued today and the Growth for Good Acquisition Corporation’s filings with the SEC, which will include an investor presentation for discussion of the risks that can affect the proposed business combination, ZeroNox’s business and the business of the combined company after completion of the proposed business combination.

The Growth for Good Acquisition Corporation and ZeroNox are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events, or otherwise except as required by law.

Hosting today's call from ZeroNox are the Co-founders, Vonn Christenson, CEO; and Robert Cruess, President. And from the Growth for Good Acquisition Corporation is Yana Watson Kakar, Co-founder and CEO.

I will now turn the call over to Vonn Christenson, CEO and Co-founder of ZeroNox.

Vonn Christenson^ Hello. I'm Vonn Christenson, CEO and Co-Founder of ZeroNox. Along with my Co-Founder and ZeroNox's President, Robert Cruess, I established ZeroNox in 2017 with the goal of empowering our local community through innovation. Six years later, this goal has been achieved and greatly exceeded, with demand for ZeroNox reaching a more global scale.

Both Robert and I are from the Central Valley in California. After time away. we returned home to build a business that we believed could help support and grow the community, in which we were raised. Growing up, we had been accustomed to our neighbors using off-highway vehicles for all kinds of work on ranches, farms and construction sites, and we're motivated to bring them affordable zero-emission high-performance equipment to help them grow their businesses. And simply put, that is our mission.

Over the past six years, we have built the ZeroNox electric powertrain platform or ZEPP, to specially serve the off-highway electric vehicle market. ZEPP is our proprietary technology. And with it, we have become leaders in electrifying off-highway vehicles and equipment.

We partner with OEMs and fleets to enable their electrification journey, helping them to bring electric vehicle options to market. In short, ZeroNox is a purpose built-business different from what you see in the EV sector today. We are a flexible first-mover in the underserved off-highway vehicle electrification market. We have a low CapEx requirement and a high collaboration business model. We thrive on partnering with OEMs and fleet owners to integrate our ZEPP technology into their existing products and services.

We are pleased today to announce that we have entered into a merger agreement for a proposed business combination with the Growth for Good Acquisition Corp. We believe the strategic fit cultural, alignment and shared focus on sustainability creates an ideal partnership. With that, I'd like to introduce Yana Watson Kakar, Co-Founder and CEO of Growth for Good.

Yana Watson Kakar^ Thank you, Vonn. I'm also delighted to be announcing the business combination of ZeroNox and Growth for Good today.

I co-founded Growth for Good after a career spent both as a strategic advisor to businesses with an impact and sustainability mission and after running and growing a mission-driven multinational myself. Our President, Ms. Dana Barsky joined Growth for Good after career spent in M&A advisory and sustainable investing, most recently serving as the Global Head of Sustainable Finance for a bulge bracket investment bank.

Since our IPO in December of 2021, the entire team at Growth for Good have been searching for a merger partner that combines excellent business fundamentals, the technology essential to the energy transition and a truly exceptional values-aligned management team.

When Dana and I met Vonn and Robert in the fall of '22, we felt we had found our match. Over the past month, we've spent several days together at the Company's facilities in Porterville, California. We've completed financial, tax, legal and technical due diligence, along with our legal advisors at Skadden.

And the more we learned about ZeroNox, the more clear it has become. The Company has not only a strong sustainability story, but an economic one, as well. ZeroNox Zero nose has grown its revenues at a CAGR of more than 200% over the past three years. The Company has a rare combination of proprietary revenue-generating technology today and contracts that provide great growth and revenue visibility going forward. Thanks to this and an asset-light business model, ZeroNox is on track to achieve profitability within 18 months, with cash needs of less than 1% of revenues to do so.

Good for Growth is $215 million cash and trust. Assuming no redemptions, the transaction will result in $238 million in cash to ZeroNox's balance sheet, after accounting for transaction expenses. All current shareholders are rolling 100% of their equity and all major shareholders, including the sponsor, will be subject to a one-year lockup.

Additionally, current ZeroNox shareholders as well as the sponsor, have deferred shares and earnouts. The details of which can be found in the merger agreement. This is all to say that incentives are very well-aligned around the table to support and sustain ZeroNox's growth trajectory as a public company.

Dana and I and the entire team at Growth for Good are very excited to be a part of ZeroNox's next phase of growth. And believe the opportunity to help Robert and Vonn as partners moving forward is tremendous.

So with that, I'm going to let Robert walk you through ZeroNox's story.

Robert Cruess^ Thank you, Yana. As we turn to slide two, I want to really reiterate what Vonn said a few moments ago. We are thrilled to create this impact partnership with Growth for Good. I'd like to start by sharing a few of the advantages that we had ZeroNox have as a first mover in the underserved market of off-highway vehicle electrification.

We have actual revenue being generated today with our proven and proprietary technology. We have the ability to rapidly scale with our existing strategic partnership channels. We have significant contracts for sales. We have low CapEx required to positive EBITDA -- is differentiator in the space. And all of this positive business momentum, while advancing three of the UN's sustainable development goals, namely, goal seven, ensuring access to affordable clean energy; goal nine, promoting sustainable industry and infrastructure; and goal 13, taking urgent actions to combat climate change.

Turning to our vision on slide three, our vision is to be the preeminent electrification partner for OEMs and fleet owners, especially for off-highway equipment and vehicles. And as you see here, we plan to achieve our vision, by providing emission-free electric power trains that deliver superior performance, service and support to empower communities and companies across the world.

We develop innovation in the clean-tech space under the trifold lenses of is it sustainable? Is it high performing and is it economical? It's when these three conditions are met, that we believe we can successfully integrate off-highway electric vehicles to the mass market. If we want the cleaner future required for generations to come, we must deliver this to the consumer. And OEMs and fleets need the right partner to do so. ZeroNox is just that partner.

Turning now to slide four. Let's begin by understanding the strong tailwind in our sector. Electrification of transportation has the eye of every stakeholder. Policymakers are passing regulation and legislation to support and incentivize it -- corporations needed to lower their carbon footprint. And consumers are making greener purchasing decisions at a rapidly increasing rate.

As evident, on the government side, more than 70 countries have set a net-zero target covering 76% of global market of global emission. On the corporate side, 75% of the off-highway vehicle sector will likely pursue electrification. On the consumer side, 52% of car buyers want to purchase an electric vehicle. The mandate is clear. The market is ready.

So where's the holdup? As you can see in this simple value chain shown on slide five, there are major pain points that exist at every step, that are slowing down the OEM electrification. To better understand the OEM's dilemma of electrifying their products, let's walk through these pain points, keeping in mind that every pain point is an opportunity for ZeroNox, given our company's first-mover market advantage.

Design. When it comes to internal combustion engines OEMs have decades of design expertise, manufacturing experience and engineering comfort. But most do not have the same comfort when it comes to electric. OEMs today largely lack of the in-house expertise in how to combine the hardware and software to match the specific duty cycle of their application.

Development. With a high cost to bring in the engineering and manufacturing of EV components in-house, the average cost of building a new EV factory is in the billions.

Infrastructure. To deploy electric vehicles at scale, whether they are on road or off road, you must have the infrastructure in place. And not only do you need power from the grid, but you also need power coming from a clean grid. Otherwise, you've defeated the original purpose of going electric, and the need for renewable microgrids and energy storage systems. That infrastructure is starting to be developed for on-road, but there is even more work to be done for off-road as one thinks about the agricultural mining and construction markets.

Distribution. OEMs also need help, as they transition to EV options in targeting both opportunistic and underserved markets. Many have distribution channels set up specifically to their gas and diesel products, making this transition to electric all the more difficult.

And lastly, service. OEMs have trained mechanics throughout their distribution channels. However, the majority of issues for EV will be software versus hardware-related. There's major workforce development required to support these new EVs that OEMs don't have today. This leaves their brand vulnerable.

In the UK alone, 84% of technicians are currently unqualified to safely work on EVs. ZeroNox's products and strategy not only solve these pain points, but also unlock the potential of domestic and global scale. Let me take a moment to discuss how.

Slide six shows you how ZeroNox has three complimentary verticals. First, the ZeroNox electric powertrain platform or ZEPP; second, EV distribution; and third, infrastructure support. We will talk more about each vertical. But first, a quick overview of what each is and why we are doing this.

ZEPP. ZEPP is our electric powertrain platform that allows us to partner with OEMs and existing fleets to convert virtually any off-highway gas or diesel vehicle into one powered by an electric powertrain. We integrate the ZEPP both at the point of initial manufacturing for OEMs, and we do retrofits of vehicles for existing fleets. These conversions are high-performing, dramatically improved sustainability, and perhaps most importantly, are economical, often having payback periods of two to three years. They also are built with the software and telematics integral to the back-end support for our OEM and fleet partners.

Easy distribution. Through a vast network of viewership locations, ZeroNox strategically distributes our partners easy products into targeted underserved areas. Today, ZeroNox distributes through approximately 50 dealerships in the US However, recent contracts have expanded this channel potential to nearly 1,500 dealership locations across just the US,

EV infrastructure support. To strengthen our value proposition to OEMs and fleets, we also offer physical infrastructure support like renewable microgrids, charging stations, and energy storage systems. These elements are all necessary to successfully deploy electric vehicles at scale.

Our Powered by ZeroNox brands can be seen on fleets operating with customers like Bayer, Universal Orlando, LAX Airport, and even on Oprah's ranch, among others. With the ZEPP customer see significant improvements in vehicle productivity, maintenance cost savings, and better battery life.

For instance, when ZeroNox upgraded LA Airport's terminal transit vehicles possessed extended the runtime of airports fleet from three to four hours per charge to almost 14 hours per charge. And since we've emphasized the importance of our partnerships, slide seven gives you a quick overview of those we have forged, since our founding in 2017, demonstrating our value proposition and positioning ZeroNox for ever larger opportunities. As we look at our current pipeline, you will see confirmed partnership -- partnerships, such as the one with a $20 billion publicly-traded agriculture and construction equipment manufacturer, which will be announced soon.

Now on slide eight, I'd like to take you a bit deeper into what the ZEPP actually does and why we believe the product is a game-changer for the industry. ZEPP combined all the necessary components to fully electrify an off-highway vehicle, including an electric motor, lithium-ion battery, battery management system, onboard charger, motor controller, telematics system and display screen.

Importantly, we use lithium iron phosphate batteries in our ZEPP solutions because of their stability, cycle life and cost benefits. Our battery management systems are developed to prevent overcharging, control discharge and provide diagnostics of crucial battery information. ZeroNox has also developed a proprietary telematics system, enabling remote monitoring and servicing, such as over-the-air updates. ZEPP has been designed to allow customization ensuring that OEMs and fleets can get a purpose-built powertrain but also benefit from the economies of scale.

This is well illustrated on slide nine, which depicts our partnership with the OEM Tuatara. Beginning in 2019, we partnered with Tuatara to electrify their UTV, or utility vehicles. We intentionally picked this OEM as a proof of concept because the Tuatar UTV is a rugged steel-framed vehicle with standard features like a front utility winch, and high-capacity rear dump bed that make it ideal for the agricultural applications and, therefore, highly relevant to the community we serve.

By 2020, we had prototypes and begun delivery of initial vehicles. Think about that for a moment. In less than two years, through our partnership, ZeroNox was able to successfully electrify the Tuatara vehicles. And by assisting with domestic distribution, we were able to grow Tuatara sales by 800%.

On slide 10, you can see our distribution strategy in action. There are 50 dealership locations in the US selling Powered by ZeroNox branded products. While most of the current dealerships are for the Tuatara, we have contracts in place with other OEM partners that will increase the ZeroNox's dealership channel to almost 1,500 locations nationwide.

With this positive tailwind, looking ahead, we continue to focus on expanding relationships with established distributors, both domestically and internationally, who are excited to carry multiple Powered by ZeroNox vehicles.

Now let me turn to retrofitting and share a couple of case studies with you on slide 11. ZeroNox has already completed several significant fleet projects. This slide illustrates two such projects where fleet runtime increased by over 300%.

Fleet retrofit projects makes sense for a wide range of fleet owners, who want to see the improved productivity, reduced downtime, increased battery life and cost savings that ZEPP provides without having to purchase new vehicles. ZeroNox sees fleet partnerships as an important cost-effective solution for large fleet owners that want to transition to electric as quickly as possible, while maximizing the useful life of their existing fleet.

On slide 12, we want to share a major retrofit contract that ZeroNox recently won. In fact, it is the largest fleet retrofit electrification project in the world, a $138 million, three-year contract to electrify 1,000 refuse trucks for Zoomlion.

Zoomlion is a waste management company operating in five African countries, and the largest subsidiary of the Jospong Group conglomerate. We will discuss our relationship with the Jospong -- with the Jospong Group in more depth in the next slide, as we have successfully developed multiple ways to partner with Jospong outside of this retrofit project for Zoomlion.

Turning back now to the Zoomline project. The anticipated results are going to be a game-changer for not only Zoomlion but the country of Ghana, as a whole. We expect maintenance costs to be reduced by, roughly 45%, fuel costs to be reduced by about 85%, and CO2 emissions to be reduced by nearly 95%. With results like this, we believe there will be significant demand from other fleet operators, looking to lower costs, while dramatically reducing their carbon footprint. In fact, ZeroNox was recognized by Fast Company as a World Changing Ideas 2022 honoree for this project.

Slide 13 gives you a sense of our expanding relationship with the Jospong Group. For those not familiar, Jospong is one of Africa's largest and most diversified companies, serving 14 sectors of the economy in Ghana and operating across 10 countries total.

To demonstrate their commitment to ZeroNox, Jospong made a strategic investment into our company in 2020. Building on that, we most recently signed an MOU to establish a joint venture between our two companies to distribute clean technologies throughout all of Africa. This budding JV will allow us to capitalize on market opportunities for current and future powered by ZeroNox's vehicles throughout the attractive and growing African markets.

This slide shows how we are growing our distribution footprint both at home and abroad. In the United States, our OEM partners will facilitate access to, approximately, 1,500 dealerships. Outside of the US, partnerships like the one developed with the -- with the Jospong Group allows ZeroNox and its OEM partners to bring their EVs into the market. We are pleased to share that our distribution team is actively discussing partnerships in Canada, Western Europe and Southeast Asia today.

Last but not least, slide 15 turns to our infrastructure vertical. We are in the business of making electrification partnerships seamless. To facilitate vehicle deployment, we have developed a suite of related offerings, such as renewable microgrids, charging stations, solutions and energy storage. All of which are necessary to enable vehicle electrification in off-highway environments.

First off, renewable microgrids ensure access to clean energy needed to power off-highway electric vehicles and reap the full environmental benefits of EVs, rather than powering the off-highway electric vehicles from an existing grid, where the energy source is not clean. Microgrid solutions also provide power access in remote areas and less developed countries.

Second, it goes without saying that all electric vehicles need to access charging stations. For off-highway electric vehicles, fleet owners generally need to source, install and maintain their own charging stations. All of which ZeroNox can help facilitate.

And finally, energy storage is critical to ensuring power availability for charging stations and getting the most out of renewable power. We help provide that too. I'll explain that in more detail on our next slide.

The Iron Vault energy storage system is our patented rechargeable lithium iron residential battery storage system which we plan to launch later this year. The system enables the use of intermittent renewable energy sources and provide grid stability. Energy storage can also help lower energy costs, by storing energy during off-peak hours when rates are lower, and releasing it during peak hours when rates are higher.

The Iron Vault differentiates itself from competitors through several design features that reduce installation time and cost and allow for a greater range of system location. We believe these installation considerations will drive significant adoption and preference among installers.

Stepping back for a moment, slide 17 summarizes the market opportunity for ZeroNox. Given our three verticals, we believe the addressable market size for ZeroNox, comprised of electric vehicle retrofits, forklift, equipment for mining, construction and agriculture and energy storage is in excess of $1 trillion, globally. In 2022 alone, $1.1 trillion was invested in the low-carbon energy transition, and over $450 billion into electrified transport, which grew by more than 50%, as compared to 2021.

What is equally exciting as the size and the growth of the overall energy transition market is the relative whitespace for the markets in which ZeroNox plays. We believe there's far less competition in our core markets than seen in the on-highway EV market.

We are, of course, not naive. We recognize the value ZeroNox brings the opportunity ahead and, therefore, expect competition to grow in hardcore markets. That said, we believe ZeroNox is well positioned to capture significant market share and distinguish ourselves, as the preferred electrification partner to many of the largest global OEMs, serving the off-highway markets. Some of which we have already partnered with. Indeed, we do have first-mover advantage, a proven track record and existing contracts in place to lay down the foundation for success in these markets.

Turning to slide 18, you will see the exceptional people on our team. As a founder-led company, Vonn and I have been fortunate enough to surround ourselves with an experienced and enthusiastic team that has allowed us to achieve several milestones over the last six years, while positioning of wealth for the future scalability. Our team is dedicated to community, impact partnerships, the environment, and the technological excellence that is necessary for ZeroNox's continued success. They bring a broad array of relevant experiences from companies, including Microsoft, Tesla and GE.

Turning to our partners on slide 19, Growth for Good, a team that is not only excellent on their own, but an excellent complement to ZeroNox. Growth for Good's team has substantial experience across strategy and impact consulting, deep sustainability expertise and strong operational and financial acumen. Growth for Good has taken a hands-on approach to helping us prepare for this merger on multiple levels, to ensure we are well-prepared to capitalize on the benefits of becoming public and accelerate our growth plan. We look forward to their continued involvement and guidance, as we move forward together.

Over to slide 20, you will see ZeroNox has achieved a revenue CAGR of more than 200% over the last three years, demonstrating our rapid growth and tremendous future potential. It is this future potential that excites us the most. ZeroNox is now in the position of having almost $180 million in contracted revenue, or about nine times all of our historical revenue. We expect existing partnerships to result in substantially more revenue visibility in the next one to three years, and look forward to providing additional updates on this front, as we move forward in 2023.

From an investor perspective, one of ZeroNox's most important differentiators, relative to other EV companies, is our capital efficiency. When we look at the capital race to date, divided by the revenue at the time of de-SPAC for other EV stocks, ZeroNox is almost nine times more efficient at turning invested capital into revenue. This asset-light model will continue, allowing us to achieve profitability within 18 months, while requiring CapEx cash needs of less than 1% of the revenues to do so. We are able to achieve this attractive financial profile because of the time and efforts we have invested into picking the right manufacturing, OEM and distribution partners.

Now with that, I'd like to pass it back over to Yana to walk through the transaction overview.

Yana Watson Kakar^ Thanks very much, Robert. As Robert just highlighted, we think the contracted near-term revenue, plus the Company's historical success operating in a very capital-efficient manner, set us up well for successful investment.

Looking at valuation, ZeroNox's pro forma enterprise value is $306 million, while Growth for Good has $253 million cash interest. Assuming no redemptions, the transaction would result in $238 million in cash to ZeroNox's balance sheet, after accounting for transaction expenses.

ZeroNox's shareholders are rolling 100% of their equity over, and they receive $7.5 million or not shares, which invest in three tranches, based on achieving stock price targets $12.50 by December 2025, $15 by 2026, and $20 by 2027.

Notably, the 100% rollover, plus the stock price base earnout structure, strong alignment for the Company and its investors. Additionally, the sponsor group has also deferred 25% of its founders share, and all major shareholders have agreed to lock up their shares for one year.

On the following slide, I will just simply close to say we at Growth for Good believe ZeroNox has a unique value proposition and is very well-positioned for the future, as the only public company of its kind, primarily focused on electrifying commercial and industrial off-highway vehicles.

To recap, ZeroNox has a first-mover advantage and has already established itself, as a preeminent electrification partner to off-highway OEMs and fleets. ZeroNox's grown at a CAGR of over 200% for the last three years, with its proprietary proven technology and strong partner capability. ZeroNox's significant growth opportunities via existing partner channels and contracted sales equaling, roughly, $180 million the near-term revenue. And ZeroNox has been and will continue to be an asset-light business, with low CapEx requirements and a very clear path to EBITDA positivity within 18 months.

We are pleased share mission together and Growth for Good and ZeroNox are proud to ZeroNox advances the sustainable development -- goals number seven, access to affordable and clean energy; number nine, industry, innovation and infrastructure, that is resilient and clean; and 13 action, against climate change.

This is both a financially and sustainably responsible investment. We are confident that ZeroNox is poised for long-term scale and success and we are very pleased to be part of ZeroNox's journey. Thank you.

Cautionary Statements Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between the Growth for Good Acquisition Corporation (“G4G”) and Zero Nox, Inc. (“ZeroNox”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities, (xiii) the risk that the transaction may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange, (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations

Additional Information and Where to Find It

In connection with the proposed Transaction, G4G intends to file a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and a proxy statement of G4G, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the registration statement and will be sent to all G4G stockholders as of the applicable record date to be established. G4G may also file other relevant documents regarding the proposed Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF G4G ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in the Solicitation

G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s stockholders in connection with the proposed Transaction. A list of the names of the directors and executive officers of G4G and ZeroNox and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. G4G’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to G4G.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.